Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 28, 2012, relating to the consolidated financial statements and financial statement schedule of Indiana Michigan Power Company and subsidiaries (which reports express an unqualified opinion and, as to the report related to the consolidated financial statements, includes an explanatory paragraph relating to the adoption of a new accounting pronouncement in 2011), appearing in or incorporated by reference in the Annual Report on Form 10-K of Indiana Michigan Power Company for the year ended December 31, 2011, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Columbus, Ohio
November 21, 2012